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Release Date: 2005/11/04

Steinhoff - Change To Steinhoff Board Of Directors

Steinhoff International Holdings Limited
(Registration number 1998/003951/06)
(Incorporated in the Republic of South Africa)
(JSE Code: SHF ; ISIN No ZAE000016176)
(Steinhoff)

Change to Steinhoff Board of directors - Notice in terms of section 3.59 of the Listings Requirements of the JSE Limited

Shareholders are advised that the Board has resolved to appoint as executive director, Mr Ian Michael (Ian) Topping, chief executive officer of Homestyle Group plc (listed on the London Stock Exchange) and chairman of Steinhoff UK Group, both being subsidiaries of Steinhoff. In addition, it was resolved to appoint Hendrik Johan Karel (Piet) Ferreira (presently engaged as Director: Corporate Services) and Stephanus Johannes (Stehan) Grobler (presently Steinhoff's secretary) as alternate directors to, respectively, Danie and Jan van der Merwe to enhance the depth of succession and continuity. These appointments will take effect from 5 December 2005.

Shareholders are further advised that Mr Rodney Howard (Rod) Walker, an executive director of Steinhoff who was responsible for its Pacific Rim division, has resigned as director with immediate effect. His resignation came as a result of his decision and desire to pursue other business interests. A review of the Pacific Rim division's management team and structure is presently underway and a decision will be made in due course The executive team that reported to Rod will, in the interim, report directly to Markus Jooste, chief executive officer of Steinhoff.

The board of directors of Steinhoff wish to express their appreciation to Rod for his contribution to Steinhoff's achievements to date and wish him well for the future. The board similarly wish to extend their congratulations and best wishes to messrs Topping, Ferreira and Grobler with their appointments and the concomitant challenges.

By order of the Board
SJ Grobler
Company Secretary
3 November 2005
Sponsor
PSG CAPITAL LIMITED
Date: 04/11/2005 08:13:17 AM Produced by the JSE SENS Department

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